Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
CytoMed Therapeutics (Malaysia) Sdn. Bhd.	Malaysia
Advance Cancer Centre Pte. Ltd.	Singapore
Puricell Lab Pte. Ltd.	Singapore
IPSCBank Pte. Ltd.	Singapore
IPSC Depository Sdn. Bhd.	Malaysia